NANOCOR, INC.
                               1350 W. Shure Drive
                        Arlington Heights, Illinois 60004


December 27, 2000

By Edgar and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-4
Washington, D.C. 20549
Attn: Susann Reilly, Esq.

                  Re:      Nanocor, Inc.
                           Registration Statement on Form 10
                           File No. 0-31875

Ladies and Gentlemen:

     Nanocor, Inc. (the "Company") hereby requests the Commission's consent to the withdrawal of its Registration Statement on Form 10, initially filed on October 31, 2000, together with all amendments and exhibits thereto (the
"Registration Statement"). AMCOL International Corporation, the Company's parent, is presently considering various alternatives for funding the Company's operations after its spin-off and is evaluating the tax consequences of the spin-off. Accordingly, the Company had decided not to proceed with the distribution contemplated by the Registration Statement at this time.

     If you have any questions with respect to this letter, please call David M. Seghetti of the law firm of Lord, Bissell & Brook at (312) 443-0610.

                                         Nanocor, Inc.


                                         By: /s/ Lawrence E. Washow
                                             Chief Executive Officer